UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                                 Commission File Number 0-26457
                                                 Cusip No. 568075 10 5

                                      FORM 12b-25
                              NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K  [X] Form 10-Q
             [ ]Form N-SAR

                  For Period Ended: September 30, 2002

             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended: _______________

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Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If notification  relates to a portion of the filing checked above,  identify the
Items(s) to which the notification relates:____________________________________

                        PART I--REGISTRANT INFORMATION

Full name of Registrant:  Marina Capital, Inc.
                          ____________________

Former Name if Applicable:  N/A
                           ___________________

Address or Principal Executive Office (Street and Number):

         5242 S. College Drive, Suite 330
         ________________________________

City, State and Zip Code:  Salt Lake City, Utah 84123
                           __________________________

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                             PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has recently explored a plan to restructure its management and is in the process of appointing new directors and executive officers to accomplish this plan. The new executive officers are currently reviewing, along with the accountants, the information necessary for the filing of this Form 10-QSB. In verifying the information required, certain documents needed to be compiled and reviewed, as a consequence the Form 10-QSB could not be completed in a timely manner without unreasonable effort and expense to the Company. Thus, the Company is requesting this extension.


                                   PART IV
                              OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Brent Kerlin           801            394-2400
     ---------------     -----------     --------------------
         (Name)          (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s). [X] Yes   [ ] No


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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof? [ ] Yes   [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              Marina Capital, Inc
                  ____________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 15, 2002
                                            By: /s/Brent Kerlin
                                               ---------------------------------
                                                   Brent Kerlin
                                                     President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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